PATRICK CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

JUNE 30, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
34099

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 7/01/2023 (MM/DD/YY) AND ENDING 6/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Patrick Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11152 South Towne Square
(No. and Street)

St. Louis	MO	63123
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Clark	(314) 963-9336	bclark@saxonysecuritites.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct. N, Ste. 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Brian Clark_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Patrick Capital Markets, LLC_____, as of _6/30_____, 2 _024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:



Title:



Notary Public

NATHAN MATARAZZI
Notary Public - Notary Seal
St. Louis City - State of Missouri
Commission Number 11038242
My Commission Expires Sep 28, 2027

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Patrick Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Patrick Capital Markets, LLC (the "Company") as of June 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Patrick Capital Markets, LLC as of June 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Patrick Capital Markets, LLC's auditor since 2010.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
September 26, 2024

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

PATRICK CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2024

ASSETS

Cash and cash equivalents	$	956,981
Commissions receivable		391,149
Note receivable		100,000
Other receivables		14,332
Right-of-use asset (net of accumulated amortization of $89,248)		330,259
Prepaid expenses		38,881
TOTAL ASSETS		$ 1,831,602

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES		
Accounts payable and accrued expenses	$	383,794
Commissions payable		345,028
Lease liability		333,363
Total Liabilities		$ 1,062,185
MEMBER'S CAPITAL		$ 769,417
TOTAL LIABILITIES AND MEMBER'S CAPITAL		$ 1,831,602

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Patrick Capital Markets, LLC (the "Company"), a wholly owned subsidiary of Saxony Financial Holdings, LLC, was organized in the state of Missouri on June 16, 2008. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are brokering securities transactions, providing managing broker dealer services and receiving referral fees.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commissions - 1940 Act Wholesaling commissions are earned for wholesaling various mutual funds to other broker dealers or registered investments advisors (RIAs). Revenues are recognized in the month earned. 1940 Act Wholesaling commissions are earned and computed in two ways; a) on an as sold basis and b) assets under management "AUM" basis. Revenue is recorded in the month of sale for the "As Sold Basis" and reported in the month the dollars are in the asset base of manager for the "AUM" basis.

PATRICK CAPITAL MARKETS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2024

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Fee Income – Investment banking fees are fees and other income earned for funds placed in a private placement transactions. Managing broker dealer fees are a percentage of the offering for managing any security offering. Referral fees are received for the placement of funds, which may include a participation in the management fee generated. Consulting fee income is paid by an offering sponsor, where PCM does not serve in any capacity other than back office support and is recognized in the month earned.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at several financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

PATRICK CAPITAL MARKETS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2024

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Receivables and Credit Losses - The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense, if applicable. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. In the opinion of management at June 30, 2024, all receivable from broker/dealers, concessions and fees receivable, and note receivable were considered collectable and no allowance for credit losses was necessary.

Leases - In February 2016, the FASB issued ASU 842, Leases, which requires lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective July 1, 2019 using the cumulative-effect adjustment transition method, which applies to the provisions of the standard at the effective date without adjusting the comparative periods presented. The Company also adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use (ROU) assets and liabilities for leases with a term of 12 months or less. Disclosures related to the amount timing and uncertainty of cash flows arising from leases are included in Note 6.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PATRICK CAPITAL MARKETS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2024

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2024, the Company's net capital and required net capital were $562,907 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was 130%.

NOTE 3 – NOTE RECEIVABLE

On May 11, 2024, the Company signed a $100,000 demand promissory note with a non-employee registered representative, that bears interest at 8.5%. The note matures December 31, 2024. If on the maturity date, certain terms and conditions have been met, the Company shall forgive the principal amount and accrued interest. Interest receivable of $1,211 on the note receivable is included with other receivables on the Statement of Financial Condition at June 30, 2024.

NOTE 4 - INCOME TAXES

As a limited liability company with only one member, the Company is treated as a disregarded entity for federal income tax purposes. In addition, the sole member of the Company uses the calendar year for income tax purposes.

Effective January 1, 2013, both the Company and the sole member elected S-Corporation status. Therefore, the members of the sole member are responsible for any income taxes.

NOTE 5 - RELATED PARTIES

As previously mentioned, the Company is wholly owned by Saxony Financial Holdings, LLC (SFH). The Company is also affiliated through common ownership and management with Saxony Capital Management, LLC (an SEC registered RIA), Saxony Insurance Agency, LLC, RECA Group, Inc. (RECA), Saxony Holdings, Inc. (SHI), Velocity Advisory Services, LLC (an SEC registered RIA) and Saxony Securities, Inc. (SSI), a registered broker/dealer and wholly owned subsidiary of SHI.

NOTE 5 - RELATED PARTIES – *(Continued)*

The Company has an expense sharing agreement with SSI. For the year ended June 30, 2024, the Company reimbursed SSI $93,360 for compensation, occupancy and other expenses (See Note 6). The Company also paid SSI $837,126 of private placement fees and received from SSI $171,935 of due diligence fees during the year. At June 30, 2024, there was a receivable of $55,550 and another receivable of $13,121 with SSI, included in commission receivable and other receivables, respectively, on the Statement of Financial Condition.

For the year ended June 30, 2024, $190 relating to SCM was included in accounts payable and accrued expenses on the Statement of Financial Condition.

The Company has agreements with RECA to lease multiple software programs on a month to month basis. The agreement may be terminated by either party with 30 days written notice. Total payments made by the Company during the year ended June 30, 2024 relating to this agreement were $8,052.

The Company incurred expenses from an organization which is partially owned by a member of SFH for software services. Total payments made by the Company during the year ended June 30, 2024 relating to these services were $10,107.

NOTE 6 - LEASE COMMITMENTS

The Company has an obligation with a related party (See Note 5) as a lessee for office space. The Company classified this lease as an operating lease. Payments due under the lease contract include fixed payments.

Operating leases are included in ROU assets and lease liabilities, on the Statement of Financial Condition. This asset and liability are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's incremental borrowing rates. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the balance sheet.

NOTE 6 - LEASE COMMITMENTS – *(Continued)*

The Company leases its office space under an operating agreement that expires September 2027. The lease has 2, consecutive, 3-year extension options the Company reasonably believes will be exercised.

The components of lease cost for the year ended June 30, 2024 are as follows:

Operating lease cost	$ 41,664
Short term lease cost	12,000
Total lease cost	$ 53,664

Other information related to the lease at June 30, 2024:

Weighted average remaining lease term:
    Operating leases – 9.25 years

Weighted average discount rate:
    Operating leases – 3.25% to 5.5%

Amounts disclosed for ROU asset obtained in exchange for the lease obligation and reductions to ROU asset resulting from reductions to the lease obligation include amounts added to or reduced from the carrying amount of ROU asset resulting from new leases, lease modifications or reassessments. Maturities of lease liability under noncancelable operating lease as of June 30, 2024 are as follows:

Year Ended June 30,	Total
2025	$ 42,000
2026	42,000
2027	42,000
2028	42,000
2029	42,000
Thereafter	178,500
Total undiscounted lease payments	$ 388,500
Less: Imputed interest	(55,137)
Total lease liability	$ 333,363

Other Intangible Operating Leases - The Company has several noncancellable operating leases for file sharing, data storage and other services. These agreements expire at various dates through June 2026. In addition, most have automatic renewal periods that range for additional one- or two-year periods. Total expenses relating to these agreements, were $74,036 for the year ended June 30, 2024, and $24,788 included in prepaid expenses on the Statement of Financial Condition for the year ended June 30, 2024.

NOTE 7 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company has an agreement with Saxony Securities Inc. (SSI), an affiliated broker dealer, whereby the Company may introduce securities transactions to SSI who will then introduce the same transactions to its clearing broker/dealer. This is commonly referred to as a piggyback arrangement. The Company receives commissions from SSI for the transactions introduced to its clearing broker/dealer, less certain fees and charges. The agreement had an initial 12-month term that automatically extends for additional 12-month periods. Either party may terminate the agreement at any time with 30 days prior written notice. Additional terms state that each party will not hire or recruit registered representatives from the other without prior written consent until 12 months have elapsed after the termination of any agreement. For the year ended June 30, 2024, the number of transactions so introduced via this agreement was nominal.

NOTE 8 - CONCENTRATION OF RISK

For the year ended June 30, 2024, three groups of sales personnel accounted for 68% of the Company's total revenue. One of the groups referenced above, responsible for approximately 20% of the Company's total revenue, terminated in the fiscal year.

NOTE 9 – RETIREMENT PLAN

Effective January 1, 2017, the Company began a 401(k) retirement plan covering substantially all employees. The Plan provides for employer contributions determined at the discretion of the Company and for employee contributions. Included in compensation and related benefits, discretionary employer contributions of $66,000 were made for the 2023 calendar year, and $33,000 was accrued as of June 30, 2024, for the 2024 calendar year, which is included in accounts payable and accrued expenses on the Statement of Financial Condition.

NOTE 10 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Income. For presentation purposes, revenue on the Statement of Income is disaggregated further than what was presented on the FOCUS filings. No further disaggregation is warranted at June 30, 2024.

PATRICK CAPITAL MARKETS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2024

NOTE 11 – LONG-TERM BONUS

During the year, the Company accrued long-term bonuses to several key employees under a long-term bonus plan. All such bonuses are payable at a future date which may vary under the terms of each bonus, provided such employees have continued to be employed by the Company or under certain circumstances. The Company recorded a net expense of $41,014 during the year for long-term bonuses and a related liability of $131,971 for the year ended June 30, 2024, which are included in accounts payable and accrued expenses on the Statement of Financial Condition.

NOTE 12 - CONTINGENCIES

The Company, from time to time, is involved in certain claims, arbitrations, and regulatory matters, incidental to its business operations. The Company contests liability and the amount of damages or fines as appropriate in each pending matter. The Company accrues the estimated liability by a charge to income when the Company has information available to it which indicates that it is probable that a liability has been incurred and the Company can reasonably estimate the amount of that liability.

Subject to the foregoing and based on currently available information and consultation with legal counsel and considering its established reserves if any, management is of the opinion that any claims or potential regulatory matters, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position. However, if during any future period a potential adverse contingency should become probable or be resolved more than the established reserves, the results of operations in that period could be materially adversely affected. In addition, there can be no assurances that material losses will not be incurred from claims that have not yet been brought to the Company's attention or are not yet determined to be probable or reasonably possible to result in a loss. The Company policy for accounting for legal fees is to record such fees as the services are provided.

The Company has responded to questions by the Financial Industry Regulatory Authority, Inc. ("FINRA") regarding several past offerings where it acted as the managing broker dealer. To settle this matter, the Company verbally agreed to an $80,000 fine on September 20, 2024. The terms of the agreement have not yet been finalized and it is possible that the agreement will not be formalized. The above amount is not included in the June 30, 2024, financial statements.

NOTE 12 – CONTINGENCIES – *(Continued)*

The Company has responded to questions by the Financial Industry Regulatory Authority, Inc. ("FINRA") regarding a past offering where it acted as the managing broker dealer. Although FINRA has not made any direct allegations to the Company' they could at some point make such allegations and seek fines or other consent orders against the Company. If such allegations do arise, the Company plans to vigorously defend itself against them. Currently, the Company's management and its legal counsel are unable to predict the probable favorable or unfavorable outcome of this process.

The Company acted as the managing broker dealer for an offering that is subject to an arbitration. The Company has reached a verbal agreement with the claimants that the arbitration case will be dismissed upon completion of several issues outside the Company's control. This dismissal does not involve any agreed-upon settlement payment to the claimants. In connection with the same offering, the Company received notice of a claim for indemnification from another broker dealer regarding an arbitration filed against such broker dealer in connection to certain sales it made in the same offering as discussed above. We believe the Company has strong defenses, and the Company plans to litigate these matters vigorously. The Company is not in a position currently to provide an evaluation of the likelihood of an unfavorable outcome or an estimate of the amount or range of potential loss, if any, to the Company.

During the year, the Company has been named in a Financial Industry Regulatory Authority, Inc. ("FINRA") arbitration matter. The Company was named defendant in which the claimant alleges unsuitable investments caused compensatory damages to their $1,800,000 investment. The claim does not state damages but seeks recovery in an amount determined by the arbitration panel, along with a request for punitive damages. The Company is not in a position currently to provide an evaluation of the likelihood of an unfavorable outcome or an estimate of the amount or range of potential loss, if any, to the Company.

After the Company's fiscal year end, the Company received notification that it has been named in a Financial Industry Regulatory Authority, Inc. ("FINRA") arbitration matter regarding two different offerings. The Company was named defendant in which the claimant alleges unsuitable investments. The claimant invested $1,600,000 in each of the two offerings. The claim does not state damages but seeks recovery in an amount determined by the arbitration panel, along with a request for punitive damages. The Company is not in a position currently to provide an evaluation of the likelihood of an unfavorable outcome or an estimate of the amount or range of potential loss, if any, to the Company.

PATRICK CAPITAL MARKETS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2024

NOTE 13 – SUBSEQUENT EVENT

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date of the financial statements were issued. Besides the two matters detailed in Note 12, no other subsequent events were noted.